NEWS RELEASE
TSX: ELD NYSE: EGO	October 23, 2015

Q3 2015 Financial and Operational Results - Conference Call Update

Vancouver, BC – Eldorado Gold Corporation’s Q3 2015 Financial and Operating Results conference call will now take place at 9:00 AM ET (6:00 AM PT) on Friday, October 30, 2015. The call will be webcast and can be accessed at Eldorado Gold’s website: www.eldoradogold.com

The Company will release its results prior to market open that day.

Conference Call Details                                         Replay (available until November 6, 2015)

Date:              Friday, October 30, 2015                                  Toronto: 416 849 0833

Time:             9:00am ET (6:00am PT)                                     Toll Free: 855 859 2056

Dial in:           647 427 7450                                                         Pass code: 5125 3588

Toll free:      888 231 8191

About Eldorado Gold

Eldorado is a leading low cost gold producer with mining, development and exploration operations in Turkey, China, Greece, Romania and Brazil. The Company’s success to date is based on a low cost strategy, a highly skilled and dedicated workforce, safe and responsible operations, and long-term partnerships with the communities where it operates. Eldorado’s common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO).

Contact

Krista Muhr, Vice President Investor Relations & Corporate Communications

Eldorado Gold Corporation

604 601 4018 or 1 888 353 8166

kristam@eldoradogold.com

www.eldoradogold.com

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